CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

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CIBT Education Group Negotiates Non-Brokered Private Placement

October 27, 2009: CIBT Education Group Inc. (NYSE Amex & TSXV symbol: MBA) is pleased to report that, subject to TSX Venture Exchange approval, it has negotiated a non-brokered private placement to raise $3 million by the issuance of common shares (without share purchase warrants) at a price of $0.70 per share.  The financing will be undertaken with several purchasers including institutional investors.  Finder’s fees will be payable in connection with a portion of the financing.

The shares to be issued in this private placement have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration.

CIBT Education Group Inc.

Toby Chu
Vice-Chairman, President and CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to risks associated with changes in general economic and business conditions.

Neither the NYSE Amex nor the TSX Venture Exchange or its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.